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                                                               Exhibit 26(q)iii.
                                                                               1


                       TRANSFER AND REDEMPTION PROCEDURES
                 FOR VARIABLE ADJUSTABLE LIFE INSURANCE POLICIES

                                   Issued By:
                       Transamerica Life Insurance Company

This document sets forth the administrative procedures that will be followed by Transamerica Life Insurance Company (the "Company" or "Transamerica Life") in connection with issuing its variable adjustable life insurance policy ("Policy") and accepting payments thereunder, transferring assets held thereunder and redeeming the interests of owners of the Policies ("owners"). Capitalized terms used herein have the same definition as the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy (File No. 333-109579) as filed with the Securities and Exchange Commission ("Commission" of "SEC").

        PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND
                             ACCEPTANCE OF PREMIUMS

   OFFER OF THE POLICIES, APPLICATION, INITIAL PREMIUMS AND ISSUANCE OFFER OF
                                  THE POLICIES

OFFER OF THE POLICIES. The Policies are offered and issued for premiums pursuant to underwriting standards in accordance with state insurance laws. Premiums for the Policies are not the same for all owners selecting the same face amount. Insurance is based on the principal of pooling and distribution of mortality risks, which assumes that each owner pays premium commensurate with the Insurer's mortality risk as actuarially determined, utilizing factors such as age, sex and risk class of the insured. Uniform premiums for all Insurers would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium for all insureds, there is a uniform premium for all insureds of the same risk class, age and sex and same face amount.

APPLICATION. The Policy will be offered to corporations and partnerships that meet the following conditions at issue:

      - A minimum of five (5) Policies are issued, each on the life of a different insured; OR

      - The aggregate annualized first-year planned periodic premium for all Policies is at least $100,000.

Persons wishing to purchase a Policy must complete an application and submit it to the home office. The application must specify the name of the insured and provide certain required information about the insured. The application must also specify a premium payment plan, which contemplates level premiums at specified intervals, designate net premium allocation percentages, select the initial face amount (minimum $25,000) and name the beneficiary. Before an application will be deemed complete for underwriting to proceed, the application must include the applicant's signature and the insured's date of birth, a signed authorization and suitability information. The premium and face amount selected must meet certain minimums for the Policy.

RECEIPT OF APPLICATION AND UNDERWRITING. Upon receipt of a completed application in good order from an applicant, the Company will follow its established life insurance underwriting procedures designed to determine whether the proposed insured is insurable. This process may
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                                                               Exhibit 26(q)iii.
                                                                               2


involve such verification procedures as medical examinations and may require that further information be provided about the proposed insured before a determination can be made.

The underwriting process determines the risk class to which the insured is assigned if the application is accepted. The Company currently places the insureds in the following risk classes based on the Company's underwriting:

                  -     Male, Female or Unisex risk class

                  -     Tobacco / Non-Tobacco risk class

This original risk class applies to the initial face amount. This risk class may change upon an increase in face amount.

The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

ISSUING A POLICY. The Policy is issued when the underwriting procedure has been completed, the application had been approved and an initial premium of sufficient amount has been received.

INITIAL PREMIUM. The Company may require an applicant to pay initial premium of sufficient amount which, if not submitted with the application or during the underwriting period, must be submitted before the Policy will be issued. The minimum initial premium for a Policy depends on a number of factors such as:

      -     Age

      -     Sex

      -     Risk class of the proposed insured

      -     The requested face amount

      -     Any supplemental benefits

Coverage becomes effective as of the date the Company receives the premium in good order. For a premium to be received in "good order" it must be received in cash (U.S. currency) or by check payable in U.S. currency and must clearly identify the purpose for the payment. If the Policy is issued as applied for and the Company receives the premium in good order, the Policy date is the later of the application date or the date the Company receives the premium. The Policy date is used to measure Policy Months, Policy years and Policy anniversaries.

ADDITIONAL PREMIUMS

Additional Premiums Permitted. Additional premiums may be paid and at any time. Total premiums paid in a Policy year may not exceed premium limitation guidelines for life insurance set forth in the Internal Revenue Code.

REFUND OF EXCESS PREMIUM AMOUNTS. If at any time a premium is paid that would result in total premiums exceeding limits established by law to qualify a Policy as life insurance policy, the Company will only accept premium that would make total premiums equal to or less than the maximum amount that may be paid under the Policy. The Company may either refuse the entire premium or refund the excess premium.
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                                                               Exhibit 26(q)iii.
                                                                               3


The Company will also monitor Policies and will attempt to notify an owner on a timely basis if the owner's Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code.

PLANNED PREMIUMS At the time of application, an owner may select a plan for paying premiums at specified intervals. The amount of any planned premium may be increased or decreased subject to the limits we set. Planned premiums end on the Policy anniversary on which the Insured is age 100.

You may elect not to make a planned premium payment at any time. You may also make other premium payments that are not scheduled.

CREDITING PREMIUMS

INITIAL PREMIUM. The initial premium will be credited to the Policy on the effective date. Certain subaccounts may impose restrictions on allocations. If a selected subaccount is not available, amounts will be held in suspense and allocated to the selected subaccount once available, generally within two days.

ADDITIONAL PREMIUMS. Additional premiums received by the Company prior to the presumed end of the free-look period will generally be credited to the Policy on the date it is received by the Company. Any additional premium received after the presumed end of the free-look period will generally be credited to the Policy on the valuation day it is received by the Company. The free-look period expires TEN (10) days after the owner receives the Policy. (Some states may require a longer period).

OVERPAYMENTS AND UNDERPAYMENTS. In accordance with industry practice, the Company will establish procedures to handle errors in initial and additional premium payments to refund overpayments and collect underpayments, except for de minimis amounts. The Company will issue a refund check for any minimal overpayment in excess of the Guideline (Annual and Single) premium amount. For larger overpayments, the Company will place the premium in a suspense account to determine whether the premium is in excess of the Guideline (Annual and Single) Premium or whether the premium was intended for another policy issued by the Company. In the case of underpayment, if the net cash value on a monthly deduction day is less than the monthly deduction to be made on that day, the Policy will be in default and a late period will begin. The Company will notify owners of the required premium that must be paid prior to the end of the late period.

          PREMIUMS UPON INCREASE IN FACE AMOUNT, PREMIUMS DURING A LATE
                     PERIOD AND PREMIUMS UPON REINSTATEMENT

PREMIUMS UPON INCREASE IN FACE AMOUNT. Generally, no premium is required for an increase in face amount. However, depending on the cash value at the time of an increase in the face amount and the amount of the increase requested, an additional premium or change in the amount of planned premiums may be advisable.

PREMIUMS DURING A LATE PERIOD. If the net cash value on a monthly deduction day is less than the amount of the monthly deduction due on that date, the Policy will be in default and a late period will begin.

- The late period will end 62 days after the date on which the Company sends a late period notice stating the amount required to be paid during the late period to the owner's last known address and to any assignee of record. The Policy does not lapse, and the insurance coverage continues until the expiration of this late period.
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                                                               Exhibit 26(q)iii.
                                                                               4


      - Failure to make a sufficient payment within the late period will result in lapse of the Policy without value or benefits payable.

PREMIUMS UPON REINSTATEMENT. A Policy that lapses without value may be reinstated at any time within five (5) years after lapse by submitting: a written application for reinstatement by the owner; evidence of the insured's insurability satisfactory to the Company; and payment of a premium that, after deducting charges against the premium, is large enough to cover the next two monthly deductions that will become due after the time of reinstatement.

      - Upon reinstatement, the cash value will be the cash value at the date of lapse less any decrease in the amount of any charges between the date of lapse and the date of reinstatement.

      - The amount of any Indebtedness on the date of lapse will be reinstated when reinstatement takes effect. No interest from the date of lapse to the date of reinstatement will be assessed.


ALLOCATIONS OF NET PREMIUMS

NET PREMIUMS. The net premium is equal to the premium paid less the applicable percent of premium load.

THE SEPARATE ACCOUNT. An owner may allocate net premiums to one or more of the subaccounts of Transamerica Corporate Separate Account Sixteen (the "Separate Account"). The separate account currently consists of subaccounts, the assets of which are used to purchase shares of a designated corresponding investment portfolio of funds as listed on the most current prospectus.

Each fund is registered under the Investment Company Act of 1940 as an open-end management investment company. Additional subaccounts may be added from time to time to invest in any of the available portfolios of a fund or any other investment company.

When an owner allocates an amount to a subaccount (either by net premium allocation, transfer of cash value or repayment of a Policy loan) the Policy is credited with units in that subaccount.

The number of accumulation units in a subaccount is determined by:

      - Subtracting the units sold to pay any partial withdrawals from the units as of the prior monthly deduction day

      - Adding units bought with any premiums received or experience credits, if applicable, since the prior monthly deduction day

      -     Subtracting any units sold to transfer amounts into the loan account

      -     Adding any units bought with loan repayments

      - Subtracting any units sold to transfer amounts into other subaccounts

      - Adding any units bought from amounts transferred from other subaccounts

      -     Subtracting the number of units sold to pay the monthly deduction.
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                                                               Exhibit 26(q)iii.
                                                                               5


If the monthly deduction day is a Policy anniversary, the number of units will be increased or decreased by units bought or sold for any amounts transferred to or from the loan account.

A subaccount's unit value is determined for each valuation period by multiplying the value of a subaccount unit for the prior valuation period by the subaccount net investment factor for the current valuation period. On the first valuation day, the unit value is started with a normal value of $1. The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next.

ALLOCATIONS TO THE SEPARATE ACCOUNT. Net premiums are allocated to the subaccounts in accordance with the following procedures:

      -     GENERAL

            In the application for the Policy, the owner will specify the percentage of net premium to be allocated to each subaccount of the Separate Account. The percentage of each net premium that may be allocated to any subaccount must be a whole number, and the sum of the allocation percentages must be 100%. Such an allocation may be changed at any time by the owner submitting a written notice to the home office, provided that the requirements described above are met.

      -     ALLOCATION DURING FREE-LOOK PERIOD

            Until the free-look period expires, all net premiums will be allocated to the general account or, if available, the money market subaccount. The free-look period begins four (4) days after the Policy is mailed to the owner and expires ten (10) days after the delivery date. (Some states may require the free-look period to exceed 10 days.)

      -     ALLOCATION AFTER FREE-LOOK PERIOD

            Additional net premiums received after the free-look period expires will generally be credited to the Policy and allocated to the subaccounts in accordance with the allocation percentages in effect on the valuation day that the premium is received at the home office. Allocation percentages can be changed at any time; however, we reserve the right to limit the number of premium allocation changes. Certain subaccounts may impose restrictions on allocations. If a selected subaccount is not available, amounts will be held in suspense and allocated to the selected subaccount once available, generally within two days.

LOAN REPAYMENTS AND INTEREST PAYMENTS

REPAYING INDEBTEDNESS. The owner may repay all or part of any Indebtedness at any time while the Policy is in force and the insured is living. Indebtedness is equal to the sum of all outstanding Policy loans including principal plus any accrued interest. Loan repayments must be sent to the home office and will be credited as of the date received. Loan repayments will not be subject to a premium charge. If the life insurance benefit proceeds become payable while a Policy loan is outstanding, Indebtedness will be deducted in calculating the life insurance benefit proceeds.

ALLOCATION FOR REPAYMENT OF POLICY LOANS. On the date the Company receives a repayment of all or part of a loan, an amount equal to the repayment will be transferred from the loan account to the subaccounts and the fixed account in accordance with the owner's current net premium allocation percentages.

INTEREST ON LOAN ACCOUNT. We will credit the amount in the loan account with interest at an effective annual rate of 2.00%.
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                                                               Exhibit 26(q)iii.
                                                                               6


NOTICE OF EXCESSIVE INDEBTEDNESS. Indebtedness is the total of all Policy loans plus any loan interest accrued on the loans. If indebtedness exceeds the cash value, we will notify you and any assignee of record. If we do not receive sufficient payment equal to excess indebtedness within 31 days from the date we send you the notice, the Policy will lapse and terminate without value. The Policy may be reinstated.

                              TRANSFERS

GENERAL TRANSFERS

After the free-look period, by written request or fax to the home office, the owner may transfer cash value between and among the subaccounts and the fixed account subject to certain restrictions. For this purpose, the Company assumes the free-look period ends 14 days after the Policy is mailed to the owner.

In any Policy year, the owner may make an unlimited number of transfers; however, the Company reserves the right to impose a transfer charge not to exceed $25 for each transfer in excess of 12 during any Policy year. For purposes of the transfer charge, each transfer request is considered one transfer, regardless of the number of subaccounts or if the fixed account is affected by the transfer. Any unused "free" transfers do not carry over to the next year.

The minimum amount that may be transferred from each subaccount is the lesser of $500 or the value of all remaining accumulation units in the subaccount. The minimum amount that must remain in a subaccount following a transfer is $500. If a transfer request does not conform to this provision, the transfer will be rejected.

We may, at any time, discontinue transfer privileges, modify our procedures or limit the number of transfers we permit. Certain subaccounts may impose restrictions on allocations. If a selected subaccount is not available, amounts will be held in suspense and allocated to the selected subaccount once available, generally within two days.

FIXED ACCOUNT TRANSFERS

- After the first Policy year, you may make one transfer per Policy year from the fixed account.

- We reserve the right to require that you make the transfer request in writing.

- We must receive the transfer request no later than 30 days after a Policy anniversary.

- We will make the transfer at the end of the valuation date on which we receive the written request.

-     The maximum amount you may transfer is limited to the greater of:

      (a)   25% of the current amount in the fixed account; or

      (b) the amount you transferred from the fixed account in the immediately prior Policy year.
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                                                               Exhibit 26(q)iii.
                                                                               7


ASSET REBALANCING

An owner may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match the Policy's currently effective premium allocation schedule. Cash value in the fixed account is not available for this program. This program is intended to transfer cash value from subaccounts that have increased in value to subaccounts that have declined in value. Over time, this method of investment may help the owner buy low and sell high. This program does not guarantee gains. A subaccount may still have losses.

If an owner selects asset rebalancing, the cash value of the Policy, if an existing Policy, or the owner's minimum initial premium, if a new Policy, must be at least $10,000.

An owner may instruct the Company to automatically rebalance (on a quarterly, semi-annual or annual basis) the cash value to return to the percentages specified in the owner's allocation instructions. An owner may elect to participate in the asset rebalancing program by sending an asset rebalancing request form to the home office. The Company will effect the initial rebalancing of cash value on the next such anniversary. The percentage allocations must be in whole percentages. Subsequent changes to the percentage allocations may be made quarterly by written instructions to the home office. Once elected, asset rebalancing remains in effect until:

      -     the home office receives your request to discontinue participation;

      - the owner makes any transfer to or from any subaccount other than under a scheduled rebalancing; or

      - the owner elects to participate in any asset allocation services provided by a third party.

There is no additional charge for using asset rebalancing, and an asset rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge. The Company reserves the right to discontinue offering the asset rebalancing program at any time for any reason.

TRANSFER ERRORS

In accordance with industry practice, the Company will establish procedures to address and correct errors in amounts transferred among the subaccount, except for de minimis amounts. The Company will correct non-de minimis errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company will take any gain resulting from the error.

                              REDEMPTION PROCEDURES

"FREE-LOOK" RIGHTS

The Policy provides an initial free-look right during which an owner may cancel the Policy by returning it to the Company or to the agent/registered representative from whom it was purchased before the end of the free-look period. The free-look period begins four (4) days after the Policy is mailed to the owner and expires ten (10) days after the delivery date. The free-look period may be longer in some states. Upon returning the Policy to the Company, the Policy will be deemed void from the beginning. Generally, within seven (7) days after the Company or the home office receives the cancellation request, the Policy or Company will pay a refund equal to the greater of the total premiums received, less withdrawals, or the Policy's cash value as of the date the Policy is returned.
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                                                               Exhibit 26(q)iii.
                                                                               8


SURRENDERS

REQUESTS FOR NET CASH VALUE. The owner may surrender the Policy for its net cash value at any time while the insured is living and the Policy is in force. The net cash value on any valuation day is the cash value less any Indebtedness. The net cash value will be determined by the Company on the valuation day the home office receives all required documents, including a satisfactory written request signed by the owner. The written request must include the Policy number, signature of the owner and clear instructions regarding the request. The Company will cancel the Policy as of the date the written request is received at the home office and will ordinarily pay the net cash value within seven (7) days following receipt of the written request and all other required documents. The Policy cannot be reinstated after it's surrendered.

WITHDRAWALS

WHEN WITHDRAWALS ARE PERMITTED. At any time after the first Policy year while the insured is living and the Policy is in force, the owner may withdraw a portion of the net cash value by submitting a written request to the home office. Withdrawls are subject to the following conditions:

      -     The minimum amount that may be withdrawn is $500.

      - The maximum amount withdrawn is the amount that would leave at least $500 in the subaccount or the fixed account from which the withdrawal is made.

      - A withdrawal-processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed on each withdrawal made during a Policy year. The withdrawal-processing fee will be deducted from the withdrawl.

      - When the owner requests a withdrawal, the owner may direct how the withdrawal will be deducted from the net cash value. If no directions are provided, the withdrawal will be deducted from the net cash value in the subaccounts and the fixed account on a pro rata basis.

      -     Generally, the Company will pay a withdrawal request within seven
            (7) days following the valuation day the request is received at the home office.

      - If life insurance benefit option 1 is in effect, a withdrawal will reduce the face amount by the amount of the partial withdrawal. If the face amount reflects increases in the Initial face amount, the withdrawal will first reduce the most recent increase. Next, the second most recent increase, if any, will be reduced, and finally the Initial face amount will be reduced. If life insurance benefit option 2 is in effect, the withdrawal will not reduce the face amount. If life insurance benefit option 3 is in effect and the withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the withdrawal less the sum of the premiums paid; otherwise the face amount is not reduced.

DEFERRAL OF PAYMENT OF PROCEEDS

The Company may delay making payment if:

      (1) The disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a
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                                                               Exhibit 26(q)iii.
                                                                               9


            regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists;

                        OR

      (2) By order, the SEC permits postponement of payment to protect owners. The Company may also defer making payments attributable to a check that has not cleared.

LAPSES

If a sufficient premium has not been received within 62 days after a late period notice is sent, the Policy will terminate without value.

MONTHLY DEDUCTIONS

On each monthly deduction day, redemption in the form of deductions will be made from the cash. The monthly deduction is a charge which compensates the Company for the services and benefits provided, costs and expenses incurred and risks assumed in connection with the Policy. The monthly deduction consists of the following components:

      A.    a monthly contract charge

      B.    a monthly cost of insurance charge for the Policy

      B. a monthly charge for any benefits provided by riders attached to the Policy

      C.    a factor representing the mortality and expense risk charge

      D.    the monthly deferred sales load in Policy years 2-7.

The monthly deduction will be deducted from the subaccounts of the Separate Account and the fixed account on a pro rata basis.

COST OF INSURANCE CHARGE. The cost of insurance charge is calculated monthly and depends on a number of variables, including the age, sex and risk class of the insured. The charge varies from Policy to Policy and from monthly deduction day to monthly deduction day. The Company may calculate the cost of insurance separately for the face amount at issue and for any increase in the face amount.

The cost of insurance charge is calculated for the face amount at issue and for any increase in face amount. The monthly cost of insurance charge is equal to
(1) multiplied by the result of (2) less (3), where:

      (1)   is the monthly cost of insurance rate per $1,000 of insurance;

      (2) is the number of thousands of life insurance benefit for the Policy (as defined in the applicable Option 1, Option 2 or Option 3); and

      (3) is the number of thousands of cash value as of the monthly deduction day (before this cost of insurance and after the mortality and expense risk charge, any applicable contract charge and the cost of any riders are subtracted).

The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. In connection with current cost of insurance rates, we place insureds into the following risk classes:
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                                                               Exhibit 26(q)iii.
                                                                              10


tobacco habit, medical issue, simplified issue and guaranteed issue. Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, sex and tobacco status issued under medical issue.

Cost of insurance rates for an insured in a non-tobacco class are less than or equal to rates for an insured of the same age and sex in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class is generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

MONTHLY CONTRACT CHARGE. This charge currently equals $5.00 each Policy month. We may increase this charge; however, we guarantee it will never exceed $10 each month. This charge is used to cover administrative services relating to the Policy.

TERM INSURANCE RIDER CHARGE. An owner may add supplemental benefits to the Policy made available through an optional term insurance rider to the Policy.

MORTALITY AND EXPENSE RISK CHARGE.

We deduct a daily charge from your cash value in each subaccount to compensate us for aggregate Policy expenses and mortality and expense costs we assume.

The charge is calculated as a percentage of the average cash value on each valuation day during the Policy month preceding the monthly deduction day. The current mortality and expense risk charge is equivalent to:

      -     An effective annual rate of 0.67% in Policy years 1-17;

      -     An effective annual rate of 0.25% in Policy years 18-30; and

      -     An effective annual rate of 0.15% thereafter.

We may increase the charge, but the maximum mortality and expense risk charge is equivalent to an effective annual rate of 2.0% in all Policy years.

The mortality risk is that the insureds as a group will die sooner than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

If this charge combined with other Policy charges does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution or other costs.

MONTHLY DEFERRED SALES LOAD.

      - We deduct a percent of the premium received in Policy year 1 on each monthly deduction day in Policy years 2-7.

      - The expenses deducted are intended to compensate us for sales expenses, including distribution costs.

      - We deduct this charge on a pro rata basis from all accounts (i.e. in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the monthly deduction day).

The current monthly deferred sales load equals:

      -     0.25% of premium received up to target premium; and
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                                                               Exhibit 26(q)iii.
                                                                              11


      - 0.017% of premium received in excess of target premium in Policy year 1.

We can increase this charge, but the maximum monthly deferred sales charge is 0.30% of all premium received in Policy year 1.

Higher premium amounts you pay during the first Policy year will result in higher amounts being subject to the deferred sales charge in Policy years 2-7. When deciding upon the appropriate amount and timing of premium payments, you should consider the combined effect of the percent of premium load and the deferred sales charge.

LIFE INSURANCE BENEFITS

Payment of Life Insurance Benefit Proceeds. As long as the Policy remains in force, the Company will pay the life insurance benefit on an individual Policy once we receive satisfactory proof of the insured's death. We will pay the life insurance benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the life insurance benefit proceeds to the owner.

The life insurance benefit will be paid in a lump sum generally within seven (7) days after the valuation day by which the home office has received all materials necessary to constitute proof of death.

The life insurance benefit is equal to the amount of insurance (determined under the life insurance benefit option) in effect on the date of the insured's death, plus any supplemental life insurance benefit provided by a rider, less any Indebtedness on that date. If the date of death occurs during a late period, monthly deductions due during the late period are also deducted.

If a fixed payment option is elected, the death benefit will be applied to the option within seven (7) days after the valuation day by which the home office receives due proof of death. We will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 360 months. We will stop making payments once we have made all the payments for the period selected.

We will pay the life insurance benefit proceeds in one sum or, if elected, all or part of these proceeds may be placed under the fixed period option. If we agree, the proceeds may be placed under some other method of payment instead.

LIFE INSURANCE BENEFIT PROCEEDS EQUAL:

      -     the life insurance benefit (described below); LESS

      -     any monthly deductions due during the late period (if applicable);
            LESS

      -     any outstanding indebtedness or due and unpaid charges; PLUS

      -     any additional insurance in force provided by rider.

We may further adjust the amount of the life insurance benefit proceeds if we contest the Policy or if you misstate the insured's age or sex.

LIFE INSURANCE BENEFIT OPTIONS. The cash value on the insured's date of death is used in determining the amount of insurance.
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                                                               Exhibit 26(q)iii.
                                                                              12


      - Under OPTION 1, the life insurance benefit is the greater of the face amount of the Policy or the applicable percentage (the "limitation percentage") multiplied by the cash value on the insured's date of death. Accordingly, under Option 1, the life insurance benefit will remain level unless the limitation percentage multipled by the cash value exceeds the face amount. In this case the amount of the life insurance benefit will vary as the cash value varies.

      - Under OPTION 2, the life insurance benefit is equal to the greater of the face amount plus the cash value on the insured's date of death or the limitation percentage multipled by the cash value on the insured's date of death. Accordingly, under Option 2, the amount of the life insurance benefit will always vary as the cash value varies.

      - Under OPTION 3, the life insurance benefit is equal to the greater of the face amount plus cumulative premiums paid less cumulative partial withdrawals or the limitation percentage multiplied by the cash value. Accordingly, under Option 3, the amount of life insurance benefit will always vary with the premiums paid and partial withdrawals taken and may vary as the cash value varies.

CHANGING THE LIFE INSURANCE BENEFIT OPTION. The life insurance benefit option is selected in the application for the Policy. After the first Policy year, the owner, by written request submitted to the home office, may change the life insurance benefit option on the Policy subject to certain rules; however, no change will be permitted that may result in the Policy being disqualified as a life insurance policy under Section 7702 of the Code. The effective date of any change will be the monthly deduction day on or after the Company approves the request. No charges will be imposed for making a change in the life insurance benefit option. If the life insurance benefit option is changed from Option 2 to Option 1, the face amount will be increased by an amount equal to the cash value on the effective date of change. If the life insurance benefit option is changed from Option 1 to Option 2, the face amount will be decreased by an amount equal to the cash value on the effective date of the change. If the life insurance benefit option is changed from Option 3 to Option 1, the face amount will be increased by the sum of the premiums paid less the sum of partial withdrawals. If the life insurance benefit option is changed from Option 1 to Option 3, the face amount will be decreased by the sum of the premiums paid less the sum of partial withdrawals. The Company will not allow changes between Options 2 and 3.

CHANGING THE FACE AMOUNT. Subject to certain limitations, an owner may increase or decrease the face amount of a Policy. A change in face amount may affect the owner's cost of insurance charge. A change in face amount could also have Federal income tax consequences.

DECREASES. Any decrease in face amount will become effective on the monthly deduction day on or immediately following our receipt of the owner's written request at the home office. No requested decrease in the face amount will be permitted during the first Policy year. The face amount remaining in force after any requested decrease may not be less than $25,000. If, following the decrease in face amount, the Policy does not comply with the maximum premium limitations required by the Internal Revenue Code, the decrease will be limited to the extent necessary to meet these requirements.

INCREASES. Written applications must be submitted to increase the face amount. The Company will also require that additional evidence of insurability be submitted. The Company reserves the right to decline any increase request. Any increase will become effective on the monthly deduction day on or after the Company approves the request for the increase. No increase in the face amount will be permitted during the first Policy year. An increase need not be accompanied by an additional premium, but there must be sufficient net cash value to cover the next monthly deduction after the increase becomes effective. The owner may increase or decrease the face amount from time to time; however, no change will be permitted that may result in the Policy being disqualified as life insurance under Section 7702 of the Code.

                                                               Exhibit 26(q)iii.
                                                                              13


POLICY LOANS

POLICY LOANS. The owner may obtain a Policy loan from the Company at any time after the first Policy year (as long as the Policy is in force) by submitting a written request to the home office. The maximum loan amount is 90% of the cash value at the time of the loan. Policy loans will be processed as of the valuation day the request is received, and loan proceeds will generally be sent to the owner within seven (7) days thereafter.

COLLATERAL FOR POLICY LOANS. When a Policy loan is made, an amount equal to the requested loan amount plus interest in advance for one year is withdrawn from each of the subaccounts on a pro rata basis (unless you specify otherwise) and transferred to the loan account until the loan is repaid.

INTEREST ON POLICY LOANS. We currently charge interest on Policy loans at a rate of 2.67% annually in Policy years 1-17, 2.25% annually in Policy years 18-30, and 2.15% annually in Policy years 31+, payable in arrears. This charge may increase, but it will not exceed 4.00%. Interest is added to the amount of the loan to be repaid.

Interest is due and payable at the end of each Policy year a Policy loan is outstanding. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. An amount equal to the unpaid amount of interest is transferred to the loan account from each subaccount and the fixed account on a pro rata basis according to the respective values in each subaccount.

If we declare an annual interest rate lower than 4.00%, any subsequent increase in the interest rate is subject to the following conditions:

      - The effective date of any increase in the interest rate for Policy loans will not be earlier than one year after the effective date of the previous rate.

      - We will give notice of the interest rate in effect when a loan is made and when we send notice of loan interest due.

      - We will give notice of any change in the annual interest rate within 30 days of the change.

EFFECT ON LIFE INSURANCE BENEFIT. If the life insurance benefit becomes payable while a Policy loan is outstanding, the Indebtedness will be deducted in calculating the life insurance benefit. If the Indebtedness exceeds the cash value on any monthly deduction day, the Policy will default. The Company will send notice of the default to the owner and any assignee of record. The owner will have a 31-day late period to submit a sufficient payment to avoid lapse.

SETTLEMENT OPTIONS

When the insured dies, the policy proceeds will be paid in one sum or, if elected, a fixed period option. If we agree, the proceeds may be placed under some other method of payment instead.

Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

                                                               Exhibit 26(q)iii.
                                                                              14


If the fixed period option is selected, we will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 360 months. We will stop making payments once we have made all the payments for the period selected.

If the regular payment under the fixed period option is less than $100, we may pay any unpaid amount or present value in one lump sum. We may make other settlement options available in the future.

Even if the death benefit under the Policy is excludible from income, payments under settlement options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable, and payments under the settlement options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under settlement options.

All settlement option rates are based on the 2000 Individual Annuity Mortality Table, if applicable, and a guaranteed annual interest rate of 2%. The payee will receive the greater of:

      1. The income rates in effect for us at the time the income payments are made; or

      2.    The following income rates as guaranteed in the Policy.



                   MONTHLY
      FIXED        INSTALLMENT
      PERIOD       PER
      (IN MONTHS)  $1,000.00
      60           $17.49

      120          9.18

      180          6.42

      240          5.04

      300          4.22

      360          3.68

REDEMPTION ERRORS

In accordance with industry practice, the Company will establish procedures to address and correct errors in amounts redeemed from the subaccounts, except for de minimis amounts. The Company will assume the risk of any non-de minimis errors caused by the Company.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the insured was stated incorrectly in the application or any supplemental application, then the life insurance benefit and any benefits provided by rider or endorsement will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and sex. If the age of the insured has been

                                                               Exhibit 26(q)iii.
                                                                              15


overstated or understated, we will calculate future monthly deductions using the cost of insurance (and the cost of benefit provided by rider or endorsement) based on the insured's correct age and sex.

INCONTESTABILITY

The Policy limits the Company's right to contest the Policy as issued or as increased, for reasons of material misstatements contained in the application, after it has been in force during the Insurer's lifetime for a minimum period, generally two (2) years from the effective date of the Policy or effective date of the increase.

LIMITED LIFE INSURANCE BENEFIT

The Policy limits the life insurance benefit if the insured dies by suicide, generally within two (2) years after the effective date of the Policy or effective date of the increase.